Exhibit B

Offer to Purchase

Eagle Point Institutional Income Fund

Regular Mail

P.O. Box 219225

Kansas City, MO 64121-9225

Offer to Purchase up to $3,514,712 of Shares (the “Purchase Size”)

Dated May 31, 2024

Letters of Transmittal Tendering Shares

Must Be Received by

Eagle Point Institutional Income Fund by

5:00 P.M., Eastern Time, on June 28, 2024

Withdrawal Rights Will Expire at

5:00 P.M., Eastern Time, on June 28, 2024,

Unless the Offer is Extended

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
April 30, 2024	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

May 1, 2024	Prior Admission Date	the last date before the Commencement Date as of which Shares of the Fund were sold

May 31, 2024	Commencement Date	the date as of which the Offer commenced

June 28, 2024*	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

June 28, 2024*	Tender Withdrawal Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

June 28, 2024*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs)

July 30, 2024*	Acceptance Date	the date which is 40 business days after the Commencement Date

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Eagle Point Institutional Income Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company (the “Fund”), is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” will refer to the shares of beneficial interest of ownership in the Fund.) Specifically, the Fund is offering to purchase Shares, pursuant to tenders by Shareholders, in an amount up to the Purchase Size (calculated as 5% of the Fund’s net asset value as of the prior calendar quarter end), and each Share tendered for purchase will be purchased at a price equal to the net asset value per Share as of the Valuation Date. (Net asset value per Share is equal to (a) the value of our portfolio investments, cash and other assets (including interest accrued but not collected) less all of our liabilities (including accrued expenses, the aggregate liquidation preference of any preferred stock, borrowings and interest payables), divided by (b) the total number of outstanding Shares.) Shareholders desiring to tender Shares for purchase must do so by 5:00 P.M., Eastern time, on the Notice Date (or, in the event of any extension of the Offer, by 5:00 P.M., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date). If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Tender Withdrawal Date occurs. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market.

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date, and such change may be material. It is possible that during the time period between the Prior NAV Calculation Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Fund’s underlying investments, could cause a decline in the value of Shares in the Fund. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact the Fund at 600 Steamboat Road, Suite 202, Greenwich, CT 06830 or one of the Fund’s dedicated account representatives at (833) 360-5520, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Special Note for Shareholder Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

Important

None of the Fund, Eagle Point Credit Management LLC (in its capacity as the Fund’s investment adviser, the “Adviser”), and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”), nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

Eagle Point Institutional Income Fund

600 Steamboat Road

Suite 202

Greenwich, CT 06830

Phone: (833) 360-5520

Fax: (833) 864-1293

*	Eagle Point Credit Management LLC does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	5
2.	BACKGROUND AND PURPOSE OF THE OFFER	6
3.	OFFER TO PURCHASE AND PRICE	7
4.	AMOUNT OF TENDER	7
5.	PROCEDURE FOR TENDERS	7
6.	WITHDRAWAL RIGHTS	8
7.	PURCHASES AND PAYMENTS	8
8.	CERTAIN CONDITIONS OF THE OFFER	9
9.	CERTAIN INFORMATION ABOUT THE FUND	9
10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	10
11.	MISCELLANEOUS	13

1.            SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please carefully read this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to the Purchase Size (calculated as 5% of the Fund’s net asset value as of the prior calendar quarter end). We will purchase each Share you tender for purchase at its net asset value (that is, (a) the value of our portfolio investments, cash and other assets (including interest accrued but not collected) less all of our liabilities (including accrued expenses, the aggregate liquidation preference of any preferred stock, borrowings and interest payables), divided by (b) the total number of outstanding Shares) calculated as of the Valuation Date. If you desire to tender Shares for purchase, you must do so by 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 5:00 P.M., Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, until 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Tender Withdrawal Date, and the Valuation Date.

•	You may tender some or all of your Shares.

•	If you tender some or all of your Shares and we purchase those Shares, proceeds will generally be paid in cash, the amount of which will be determined as of the Valuation Date, equal to the net asset value of the Shares tendered. Payment will be made to you as soon as possible following the determination of the NAV for the Valuation Date.

•	If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, withdrawals of capital from the Fund’s investments, the proceeds of the sale of portfolio securities held by the Fund, or borrowings (as applicable). See Section 7.

•	Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable as set forth in the Fund’s current Prospectus. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

•	If you would like the Fund to purchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses: or (ii) fax it to the Fund at (833) 864-1293, so that it is received before 5:00 P.M., Eastern time, on the Notice Date. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

Overnight Delivery:	Regular Mail:
Eagle Point Institutional Income Fund	Eagle Point Institutional Income Fund
Attn: SS&C GIDS, Inc. as agent for Eagle Point Institutional Income Fund	Attn: SS&C GIDS, Inc. as agent for Eagle Point Institutional Income Fund
430 W 7th Street, Suite 219225	P.O. Box 219225
Kansas City, MO 64105-1407	Kansas City, MO 64121-9225

•	As of the close of business on the Prior NAV Calculation Date, there were 6,920,592 Shares outstanding. As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $70,294,239 and the net asset value per Share was $10.16. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact one of our dedicated account representatives at (833) 360-5520 or at the address listed on the cover page to this Offer to Purchase, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time. See Section 3.

2.            BACKGROUND AND PURPOSE OF THE OFFER.

As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of this Offer is to provide liquidity to Shareholders. The Prospectus provides that the Board of Trustees has the sole discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to purchase Shares from Shareholders quarterly, quarterly, with such repurchases to be offered at the Fund’s net asset value per share as of March 31, June 30, September 30 and December 31, as applicable.

Because there is no secondary trading market for Shares, the Board of Trustees will consider to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Adviser. The Adviser intends to recommend to the Board of Trustees to commence a quarterly share repurchase program, but the Board of Trustees may determine not to accept such recommendations from time to time.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time and may also be reduced or eliminated pursuant to the Fund’s expense limitation arrangement, as described in the Prospectus. Payment for any Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940 (the “1940 Act”), in accordance with the Prospectus. Shares may be purchased as of the first business day of each calendar month at the Fund’s then current net asset value per Share plus any applicable sales load.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if you desire to tender Shares for purchase, you must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

3.            OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms, and subject to the conditions, of the Offer, purchase an amount of Shares up to 5% of the Fund’s net asset value as of the prior calendar quarter end tendered by Shareholders, by 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 5:00 P.M., Eastern time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date). The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7.

4.            AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender some or all of their Shares. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable as set forth in the Prospectus. (This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund). The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 5% of the Fund’s net asset value as of the prior calendar quarter end (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms, and subject to the conditions, of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 5% of the Fund’s net asset value as of the prior calendar quarter end are duly tendered to the Fund before the Notice Date and not withdrawn before the Tender Withdrawal Date pursuant to Section 6 below, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (b) increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer, in accordance with rules promulgated by the SEC; (c) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (d) accept Shares tendered before the Notice Date and not withdrawn before the Tender Withdrawal Date for payment on a pro rata basis based on the aggregate net asset value of the Shares tendered by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.            PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, no later than 5:00 P.M., Eastern time, on the latest applicable Notice Date).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

If you hold your Shares of the Fund through a retirement account, please contact your representative or agent for assistance in completing the transaction documents.

6.            WITHDRAWAL RIGHTS.

A tender of Shares may be withdrawn by a Shareholder at any time before 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.            PURCHASES AND PAYMENTS.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives notice to the tendering Shareholder of its acceptance by (a) payment of the proceeds owed for the tendered shares; or (b) otherwise providing written notice to the tendering Shareholder (which may include electronic communications). As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date. The value of the Fund’s net assets is determined as of the close of the Fund’s business on the last business day of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.

With respect to each Shareholder tendering Shares which are accepted for purchase, payment of the purchase amount will generally be in cash. The payment will be in an amount equal to the net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date.

As described in the Fund’s Prospectus, the Fund does not impose any charges in connection with repurchases of Shares.

The Fund expects that full payment will be made as soon as possible following the determination of the NAV for the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in the Fund’s ability to liquidate certain securities and holdings, among other reasons, could extend the payment period.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; (c) withdrawals of capital from the Fund’s investments; and (d) possibly borrowings. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities held by the Fund.

8.            CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

9.            CERTAIN INFORMATION ABOUT THE FUND.

The Fund is a Delaware statutory trust registered under the 1940 Act as a non-diversified, closed-end management investment company. Subscriptions for Shares of the Fund were first accepted for investment as of April 18, 2022. The Fund’s principal office is located at 600 Steamboat Road, Suite 202, Greenwich, CT 06830 and its telephone number is (833) 360-5520. Shares are not traded on any established trading market.

None of the Fund, the Adviser, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and shares issued to existing shareholders pursuant to the Fund’s dividend reinvestment plan) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer of the Fund (each, an “Executive Officer” and collectively, the “Executive Officers”); (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Fund’s Amended and Restated Declaration of Trust dated as of January 25, 2022 (as it may be amended, modified, or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Based on the number of Shares outstanding as of the Prior NAV Calculation Date, the following persons (the named individuals being the Trustees and Executive Officers) own the number of Shares indicated in the below table:

Person	Number of Shares	Beneficial Ownership of Fund (%)
Thomas P. Majewski	0	-	*
James R. Matthews	0	-	*
Scott W. Appleby	0	-	*
Kevin F. McDonald	0	-	*
Paul E. Tramontano	0	-	*
Jeffrey L. Weiss	0	-	*
Kenneth P. Onorio	5,908	0.1%
Nauman S. Malik	5,908	0.1%
Courtney B. Fandrick	1,000	-	*
Eagle Point Credit Management LLC	11,815	0.2%
EPCM Holdings LLC	1,346,927	19.5%

*	Percentage rounds to zero.

Other than the acceptance of subscriptions for Shares as of the Prior Admission Date, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, the Executive Officers, or any person controlling the Fund or the Adviser except for any transactions as such persons may disclose in beneficial ownership filings pursuant to the Exchange Act from time to time.

10.            CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs or experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Fund’s administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular share repurchase or transfer may not be changed after the Valuation Date in respect of that repurchase or transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Under the “wash sale” rules under the Code, provided the purchase of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares repurchased pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other shares of the Fund or substantially identical stock or securities within 30 days before or after such purchase and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts. Shareholders should consult their tax advisors regarding the applicability of the Medicare tax to their sale of Shares pursuant to the Offer.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, and as discussed in greater detail in the Fund’s Prospectus, absent a statutory exemption, the dividend received or deemed received by the Foreign Shareholder will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Because an applicable withholding agent may not be able to determine if a particular Foreign Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Foreign Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Prospectus entitled “U.S. Federal Income Tax Matters–Taxation of Securityholders” for further information concerning the taxation of Foreign Shareholders. Foreign Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

A foreign financial institution or non-financial foreign entity that tenders Shares which are accepted for purchase pursuant to the Offer will generally be subject to withholding tax imposed under sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and applicable U.S. Treasury Regulations promulgated thereunder at a rate of 30% of the gross proceeds payable to such foreign financial institution or non-financial foreign entity unless such foreign financial institution or non-financial foreign entity provides to the applicable withholding agent an applicable IRS Form W-8 demonstrating that FATCA withholding is not required. If the applicable withholding agent withholds tax under FATCA, it will not also withhold the 30% U.S. federal income tax described previously. The U.S. Treasury Department has released proposed U.S. Treasury Regulations which, if finalized in their present form, would eliminate the application of withholding imposed under FATCA with respect to payments of gross proceeds. Pursuant to these proposed U.S. Treasury Regulations, the Fund and any other applicable withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed U.S. Treasury Regulations are rescinded. Non-U.S. Holders are urged to consult their own tax advisors to determine the effect, if any, of FATCA on their participation in the Offer.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements.

A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are, in many cases, excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.            MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the audited financial statements of the Fund dated December 31, 2023, which were prepared by the Fund and filed with the SEC on Form N-CSR under the 1940 Act on February 28, 2024. Such financial statements are incorporated herein by reference in their entirety.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, http://www.sec.gov.